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From:	CBS Human Resources

To:	Voluntary Exchange Offer Eligible Employees

Date:	May 11, 2006

RE: Voluntary Exchange Offer

The Voluntary Exchange Offer (VEO) is expected to close at midnight EDT on May 31, 2006. At that time, a blackout period for employees eligible to participate in the VEO will be implemented so that exchanges made through the VEO can be processed and reconciled. During the blackout period eligible employees will be unable to complete any stock option transactions through Smith Barney, either online or via the phone. All eligible employees will be affected by the blackout regardless of whether they chose to participate in the VEO. Former employees that have terminated from CBS and still hold stock options and current employees that were not eligible for the VEO will be unaffected by the blackout period.

The blackout period is expected to be in effect from June 1, 2006 through approximately June 16, 2006 during which time Smith Barney accounts will be updated to reflect any election(s) made during the VEO. Once the blackout period is lifted, eligible employees will again have access to their Smith Barney accounts.

Managing Your Stock Options During the Blackout

If you are eligible to participate in the VEO, you will not be able to complete any stock option transactions through Smith Barney during the blackout period. Therefore, it is important that you review your grant history and manage your stock options accordingly. Below are some special circumstances of which you should be aware during the blackout.

•	If the original 10-year term of your stock options expires during the blackout period and you wish to exercise, you must do so before the blackout period begins.

•	If you terminate on or after May 1, 2006 and the post-employment/service exercise period for your stock options ends during the blackout period, you will be granted a 12 business day period after the blackout period ends to exercise those options, but this will not extend the exercise period for those stock options beyond their original 10-year expiration date.

•	If you have any outstanding stock option exercise limit order requests with Smith Barney, these requests will be cancelled as of the close of trading on the New York Stock Exchange on the day prior to the beginning of the blackout period, which is expected to be May 31, 2006. Stock option exercise limit order requests may be re-established with Smith Barney after the blackout period is lifted.

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Voluntary Exchange Offer Eligible Employees
May 11, 2006

Smith Barney's website at www.benefitaccess.com is the source for all employee stock option grant information and documentation. To view your grant history or exercise a stock option, you may use the website or speak with a Smith Barney Customer Service Representative. If you have any questions about establishing or maintaining a Smith Barney account, please call the Smith Barney Customer Service department at (877) 203-7047 toll-free or (212) 615-7081 from a non-U.S. location.

Legal Notices

The underlying plan for the Voluntary Exchange Offer is subject to shareholder approval. The Voluntary Exchange Offer will be governed by the actual terms and conditions which will be set forth in the Offer to Exchange provided to you at the commencement of the offer.

CBS Corporation ("CBS") has commenced the Voluntary Exchange Offer to which this communication pertains. Holders of CBS stock options are strongly advised to read the Offer to Exchange filed on Schedule TO (Tender Offer) and other documents related to the Voluntary Exchange Offer filed with the Securities and Exchange Commission because they contain important information. Holders of CBS stock options may obtain copies of these documents for free at the Securities and Exchange Commission website at www.sec.gov or from CBS's Human Resources department.